September 11, 2019

Jos  Neves
Chief Executive Officer
Farfetch Ltd
The Bower, 211 Old Street
London EC1V 9NR, United Kingdom

       Re: Farfetch Ltd
           Form 20-F for Fiscal Year Ended December 31, 2018
           Filed March 1, 2019
           File No. 001-38655

Dear Mr. Neves:

      We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2018

Consolidated Financial Statements
Note 2.3 Summary of significant accounting policies
g) Foreign currencies, page F-11

1. We note your disclosure that the U.S. Dollar is your functional currency. In Note 30 on page F-41 you indicate that your functional currency changed from the pound sterling to the U.S. Dollar in January 2019 as the result of a gradual change in the primary economic environment in which Farfetch UK Limited operates. Please tell us how you determined that the U.S. Dollar was your functional currency in accordance with the guidance in IAS
      21, paragraphs 9 through 13. In particular we note your disclosure that the U.S. Dollar had become the dominant currency for your expected receipts and expenses. However, we note it appears most of your operations and employees appear to be located outside the
      U.S. We may have further comment after reviewing your response.
 Jos  Neves
Farfetch Ltd
September 11, 2019
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Sondra Snyder, Staff Accountant at (202) 551-3332 or Jim Allegretto,
Senior Assistant Chief Accountant at (202) 551-3849 with any questions.



                                                          Sincerely,
FirstName LastNameJos  Neves
                                                          Division of
Corporation Finance
Comapany NameFarfetch Ltd
                                                          Office of Consumer
Products
September 11, 2019 Page 2
cc:       Ian Schuman, Esq., Latham & Watkins LLP
FirstName LastName